EXHIBIT 99.2



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[Aracruz logo]                                            [ARA Listed NYSE logo]


                      Aracruz closes US$400 million export
                      receivables securitization financing

(Aracruz, July 30, 2003) - Aracruz Celulose S.A. (NYSE: ARA) announced today the pricing of a US$400 million export receivables securitization financing. The transaction had a final maturity of 8 years and an average life of 5 years. The coupon was 7.048% p.a. The transaction was the largest in company's history.

The deal improves considerably the company's debt profile, since the new funds will replace short-term financing borrowed for the acquisition of Riocell, early this month.

According to Isac Zagury, chief financial officer, "the deal was extremely satisfactory, not only for its low cost but also in terms of volume, which exceeded our early expectations. Besides, large institutional investors, who only consider investment grade papers, as it was the case, provided the funds. Aracruz was already well known by equity investors since it was the first Brazilian company to list an ADR level 3 at the NYSE, eleven years ago. Now, with this transaction, the company enhances its relationship with debt investors."

The deal was priced off of the 5-year US Treasury, which had a yield of 3.152% p.a. at the time of pricing. The final book had approximately 30 institutional investors. "Using the future export receivables structure generated savings of approximately 4% p.a. compared with an offering of Aracruz senior unsecured debt," added the CFO.

   For further information, please contact our Investor Relations Department:
                            Phone: (55-21) 3820 8131
                             Fax: (55-21) 2541 0795
                         E-mail: invest@aracruz.com.br